UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: September 25, 2018

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland and
Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                      Form 40-F  o

This Form 6-K consists of the media release of UBS Group AG and UBS AG which appears immediately following this page.

Investor Relations

Tel. +41-44-234 41 00

Media Relations

Tel. +41-44-234 85 00

25 September 2018

News Release

Piero Novelli and Robert Karofsky to join Group Executive Board of UBS

Novelli and Karofsky appointed co-Presidents Investment Bank Andrea Orcel to leave UBS Changes effective 1 October 2018

Zurich, 25 September 2018 – Following the decision of Andrea Orcel to accept the role of CEO of Santander Group, and effective 1 October 2018, Piero Novelli and Robert Karofsky will jointly become co-Presidents of the Investment Bank (IB) and members of the Group Executive Board of UBS Group AG. Day to day, Novelli will primarily focus on Corporate Client Solutions (CCS) and Karofsky on Investor Client Services (ICS). Both bring a proven track record in the business and move into their new roles from within UBS.

Piero Novelli re-joined the firm in 2013 and is currently Executive Chairman, CCS, having previously served as Global Head of Advisory and, before that, Chairman of Global M&A. Prior to this he was Global co-Head of M&A at Nomura, having worked as Global Head of M&A at UBS between 2004 and 2009. He first joined UBS from Merrill Lynch in 2004 where he held the position of Head of European M&A. He holds a Master's degree in Mechanical Engineering from Universita’ degli studi di Roma ”La Sapienza”, Rome, and a Master's degree in Management from the MIT Sloan School of Management.

Robert Karofsky joined the firm in 2014 and is currently Global Head of Equities. Prior to joining UBS he was Global Head of Equity Trading at AllianceBernstein. He began his career at Morgan Stanley and joined Deutsche Bank as Head of North American Equities in 2005, later becoming co-Head of Global Equities. He holds a BA in Economics from Hobart and William Smith College and an MBA in Finance and Statistics from the University of Chicago's Booth School of Business.

Orcel has run the Investment Bank since 2012. In this time, he successfully executed the implementation of a new capital-light business model, delivering best-in-class profit before tax and top-tier return on attributed equity. This was achieved with unwavering discipline on costs and resources while continuing to invest for the future. Under Orcel's leadership, and in line with the Group, the IB also underwent a cultural transformation, putting client focus and sustainable performance at the center of the business.

Group Chief Executive Officer Sergio P. Ermotti: “I want to personally thank Andrea for the outstanding work he did while at UBS. We worked together very well and, both as a friend and professionally, I congratulate him on his new appointment and wish him all the best. Rob and Piero are well placed to continue driving the success of the Investment Bank within our proven model. Both are veterans of the industry with significant experience and I am certain they will further advance our business."

UBS Group AG

Investor contact

Switzerland:      +41-44-234 41 00

Media contact

Switzerland:      +41-44-234 85 00

UK:       +44-207-567 47 14

Americas:          +1-212-882 58 57

APAC:   +852-297-1 82 00

www.ubs.com

UBS Group AG, News Release, 25 September 2018                                                                                                                                   Page 1

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-225551) and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; and 333-215255), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly______________

Name:  David Kelly

Title:     Managing Director

By: _/s/ Ella Campi ______________

Name:  Ella Campi

      Title:    Executive Director

UBS AG

By: _/s/ David Kelly______________

Name:  David Kelly

Title:     Managing Director

By: _/s/ Ella Campi ______________

Name:  Ella Campi

      Title:    Executive Director

Date: September 25, 2018